EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
CDK Global, LLC	Delaware
CDK Global (Canada) Holding Co.	Nova Scotia
CDK Global (Canada) Limited	Canada
CDK Global (Deutschland) GmbH	Germany
CDK Global (France SAS)	France
CDK Global (Luxembourg) 1 S.à.r.l	Luxembourg
CDK Global (Luxembourg) 2 S.à.r.l	Luxembourg
CDK Global (UK) Limited	United Kingdom
CDK Global Group BV	Netherlands
CDK Global Holdings, Inc.	Delaware
CDK Global Holdings II, LLC	Delaware
CDK Global Holdings (UK) Limited	United Kingdom
CDK Global Investments BV	Netherlands
CDK Vehicle Registration, Inc.	California
Computerized Vehicle Registration, Inc.	California

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of the distribution.